Exhibit 99.1

BROOGE HOLDINGS ANNOUNCES INTENTION TO CHANGE NAME TO BROOGE ENERGY LIMITED

NEW YORK, Feb. 14, 2020 (GLOBE NEWSWIRE) -- Brooge Holdings Limited (NASDAQ: BROG) ("Brooge Holdings") today announced its intention to change its name to Brooge Energy Limited. The change will be accomplished through an extraordinary general meeting of the shareholders. Accordingly, the board of directors has set the record date for determining stockholders entitled to vote at the Extraordinary General Meeting for Change of Name and Adoption of Amended and Restated Memorandum and Articles of Association (the “EGM”) as February 19, 2020.

The EGM will be held at 10:00 a.m. Eastern Time, on April 7, 2020, at the offices of K&L Gates LLP, 599 Lexington Avenue, New York, 10022, United States of America.

Attendance at the EGM will be limited to stockholders of record and beneficial owners who provide proof of beneficial ownership as of the record date (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership).

About Brooge Holdings Limited

Brooge Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands. Brooge Holding’s subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) is an oil storage and service provider strategically located in the Port of Fujairah in the Emirate of Fujairah in the UAE. BPGIC’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses.

Contacts

Nicolass Paardenkooper, Chief Executive Officer

Brooge Holdings Limited

+971-56- 284 2828

investor.relations@bpgic.com